SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of SEPTEMBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

INDOSAT SIGNED A PRE-LISTING AGREEMENT FOR ITS INDOSAT
BOND III ISSUAENCE OF 2003 WITH A TOTAL FACE VALUE OF UP
TO Rp 1.75 TRILLION TO BE LISTED
ON SURABAYA STOCK EXCHANGE

Jakarta, 12 September 2003.  PT Indonesian Satellite
Corporation Tbk. (Indosat or The Company) today signed a pre-listing agreement for its Indosat Bond III issuence of 2003 (Indosat Bond III) with a total face value of up to Rp 1.75 trillion to be listed on the Surabaya Stock
Exchange. As part of the business transformation, Indosat is currently restructuring its long term financial obligations to support the planned merger of Satelindo and IM3 into Indosat late this year. Indosat Bond III issuaence is one of our efforts in financial restructuring.
On September 10, 2003, Indosat and its related parties already signed the underwriting and trustee agreements as part of the registration statements of Indosat Bond III issuaence to be filed with Bapepam.

Indosat Bond III issuence will be conducted through a public offering method. Thereefor Indosat is currently preparing all documentations to be included in the registration statements and draft of prospectus to be filed with Bapepam shortly. The issuenceissuance of Indosat Bond III is an important part of Indosats business transformation. For that consideration, we need support from all parties, said Widya Purnama, President
Direcktor of PT Indosat. We hope, investors will welcome and subscribe this Indosat Bond III issuence, due to the considerably good prospect of telecommunication business as well as the bond return from bond generally is considerably more attractive than time deposit, added
Widya Purnama.

The proceed of Indosat Bond III will be used to refinance
Satelindos long term debts under MRA (Master Restructuring
Agreement) scheme or to refinance the temporary bridge financing which could alternatively and temporarily be used to refinance such long term debts of Satelindo.
The refinancing effort will support and is expected to aim at increasing our loan tenors, capitalizing on the low interest environment, and reducing the exposure arising from the foreign currency and interest rate fluctuation.

Acting as the underwriters of Indosat Bond III issuence are adalah PT AAA Sekuritas anddan PT ING Securities, and serta PT Bank Rakyat Indonesia (Persero) will act as the trustee. Indosat Bond III will be traded on the Surabaya Stock Exchange after the registration statement is declared effective by Bapepam.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the first quarter 2003, cellular business contributed 57.5% of Company's operating revenues, IDD (25.4%) and MIDI & others (17.1%).
Indosats shares are listed in the Jakarta and Surabaya
Stock Exchange (JSX;ISAT) and its American Depository
Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

Amiruddin, AAA Sekuritas
Telp : 62-21-5152640
Fax  : 62-21-5152266

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: September 24, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President